Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of June, 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: June 20, 2005

List of materials

Documents attached hereto:


i) A press release regarding: Sony Communication Network Corporation announces revision of Consolidated Forecast for the current Fiscal Year




                                                               Sony Corporation
                                                          6-7-35 Kita-shinagawa
                                                                   Shinagawa-ku
                                                                Tokyo, 141-0001
                                                                          Japan

                                                                  June 20, 2005
                                                                    No. 05-032E

                                                 Company name: Sony Corporation
                        Representative's title and name: Chairman Nobuyuki Idei
                          (stock code: 6758 Tokyo Stock Exchange First Section)
                                                    (tracking stock subsidiary)
                           Company name: Sony Communication Network Corporation
            Representative's title and name: Representative Director, Corporate
                                 Executive Officer, President Kenichiro Yoshida
                        (stock code: 6758-5 Tokyo Stock Exchange First Section)
                   For inquiries: Corporate Executive Officer Masanao Yoshimura


                     Sony Communication Network Corporation
                Announces Revision of Consolidated Forecast for
                            The Current Fiscal Year

Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary of which the performance is linked to tracking stock issued by Sony Corporation, announced today the following revisions to the forecast for its consolidated results for the fiscal year ending March 31, 2006. The previous forecast was announced on June 1, 2005 when SCN announced revision its consolidated results for the year ended March 31, 2006.

1. The SCN Group announces the following revisions to the forecast for the year ending March 31, 2006 (the period from April 1, 2005 to March 31, 2006).



                                                               (millions of yen)
                      Sales    Operating Income   Ordinary Income   Net Income

Prior forecast (A)    43,500              1,300             1,500        7,500

Revised forecast (B)  43,500              1,300             1,500       10,800

Difference (B-A)           0                  0                 0       +3,300

Difference (%)             0                  0                 0        +44.0

(For reference)
Prior FY results      39,302              2,624             2,540        4,107



2. Reasons for the revised forecast:
   SCN Group today announced a revision of its financial results forecast for the fiscal year 2005 due to the sale of 7,000 common stock (4.6% of outstanding shares) of DeNA Co., Ltd.

   The sale has resulted in an extraordinary profit of 5,817 million yen. SCN Group plans to use the funds generated from the stock sale for such areas as increasing its customer base and reinforcing its portal services. SCN Group continues to hold shares in DeNA and is committed to maintaining its excellent cooperative relationship with this important business partner.


Cautionary statement:
Statements made in this release with respect to Sony Corporation and Sony Communication Network's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN Group. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN Group cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.